BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 31st, 2023

1.                DATE, TIME AND PLACE: Meeting held on March 31st, 2023, at 10:00 AM, in the City of São Paulo, State of São Paulo, at BRF S.A.’s (“Company”) office located at Avenida das Nações Unidas, n° 14,401, 24th andar, Chácara Santo Antônio, Zip Code 04794-000, City of São Paulo, São Paulo.

2.                CALL AND ATTENDANCE: Call duly carried out under the terms of article 21 of the Company's Bylaws, with the presence of the totality of the members of the Board of Directors, namely, Mr. Marcos Antonio Molina dos Santos, Mr. Sergio Agapito Lires Rial, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Mrs. Flavia Maria Bittencourt, Mrs. Deborah Stern Vieitas, Mr. Augusto Marques da Cruz Filho, Mr. Pedro de Camargo Neto, Mr. Altamir Batista Mateus da Silva, Mr. Eduardo Augusto Rocha Pocetti e Mr. Aldo Luiz Mendes.

3.                PRESIDING BOARD: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.                AGENDA: (i) pursuant to the article 23, (xl) from the Company’s bylaws, authorize the conclusion of (a) the Power Purchase and Sale Agreement between BRF Energia S.A., a subsidiary of the Company, registered under CNPJ/MF no 05.449.127/0001-06 (“BRF Energia”) and Banco BTG Pactual S.A., a publicly held company registered under CNPJ/MF nº 30.306.294/0001-45 (“BTG Pactual”), through which BRF Energia will transfer to BTG Pactual an average of 90,000 MW from January 1st, 2024 to December 31st, 2026, for a total amount to be paid upfront of R$ 410,000,000.00 (four hundred and ten million reais), and (b) the Power Purchase and Sales Agreement between BRF Energia and Banco BTG Pactual, through which BRF Energia will acquire on a monthly basis a certain amount of energy from BTG Pactual necessary for the Company’s operational activities from January 1st, 2024 and December 31st, 2037 (“Operations”), as well as authorize the executives and or attorneys-in-law to perform all necessary acts to carry on the operations (“Operations”); and (ii) pursuant to the article 23, item (xxxi) of the Company’s bylaws, the approval to grant a corporate guarantee by the Company as collateral for the obligations assumed by BRF Energia towards BTG Pactual within the scope of the Operations (“Corporate Guarantee”), including, but not limited to, the appointment of an attorney-in-law to receive citations, lawsuits and legal demands in connection with the Corporate Guarantee.

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Minutes of the Ordinary Meeting of the Board of Directors held on March 31st, 2023.

BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

5.                RESOLUTIONS: The members of the Board of Directors approved, by unanimous vote and without any reservations or restrictions, the drawing up of these minutes in the form of a summary. Once the agenda has been examined, the following matter was discussed, and the following decisions were taken:

(i)               Approval of the Operations: The members of the Board of Directors unanimously authorized the agreements of the operations by BRF Energia, as well as authorized the executives and/or attorneys-in-law to sign documents in connection with those operations and possible agreement additions and to carry on every acts necessary to the become the operations effective; and

(ii)             Granting of Corporate Guarantee by the Company: The members of the Board of Directs unanimously authorized the granting of the Corporate Guarantee by the Company as well as authorized the executives and/or attorneys-in-law to perform every act to become effective the granting of the Corporate Guarantee, including, but not limited to, constituting attorneys-in-law to receive citations, lawsuits and legal demands in this regard.

6.                DOCUMENTS FILED AT THE COMPANY: The documents that supported the deliberations made by the members of the Board of Directors or that are related to the information provided during the meeting are filed at the Company's head office.

7.                CLOSURE: There being no further matters to be discussed, the meeting was adjourned, and these minutes were drawn up electronically, which, after read and approved, was signed by all the Board Members.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, March 31st, 2023.

Bruno Machado Ferla

Secretary

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Minutes of the Ordinary Meeting of the Board of Directors held on March 31st, 2023.